Exhibit (a)(6)

PIN e-mail from Mellon

Re: Charter Communications, Inc. Stock Option Exchange Program Web Site and PIN

Dear <First Name>:

As announced by Carl Vogel, Charter Communications, Inc. has launched a Stock Option Exchange Program (the “Exchange Program”) effective today, Tuesday, January 20, 2004. The Exchange Program allows you an opportunity to exchange your eligible stock options for shares of restricted stock or in some instances cash. Complete details are available through the attached website link. If you decide to accept Charter’s offer to exchange your options, you must complete and submit an online election form before 5:00 p.m. Eastern Standard Time on Friday, February 20, 2004. Elections or changes to elections cannot be accepted after this time.

You will be able to make your election to participate in the Exchange Program on the Mellon Investor Services (“Mellon”) web site dedicated specifically to Charter. For security purposes, a Personal Identification Number (PIN) has been assigned to you to access your personal information and make your election choices.
Your PIN is: <PIN>.

Please visit the web site through the following link; https://www.corporate-action.net/charter and follow the instructions for accessing your personal information and making and submitting your elections. The site includes links to access a copy of the Offer to Exchange document filed with the SEC, a brochure to help you understand the Exchange Program and a list of frequently asked questions (FAQ) that you may have about the Exchange Program.

If you have questions, please call Mellon. One of Mellon’s Customer Service Representatives will be able to answer your questions over the phone. There is no need to reply to this email message, any questions can be directed to Mellon.

Mellon Investor Services
Customer Service Representatives are available Monday through Friday
From 9:00 a.m. to 6:00 p.m., Eastern Time
1-888-778-1316